As filed with the Securities and Exchange Commission on December 18, 1997
                                                Registration No. 333-37955


                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                             ________________

                             AMENDMENT NO. 1
                                    TO
                                 FORM S-3
                          REGISTRATION STATEMENT
                                  UNDER
                        THE SECURITIES ACT OF 1933

                             ________________

                        DURA PHARMACEUTICALS, INC.
          (Exact name of Registrant as specified in its charter)


         Delaware                           5122                 95-3645543
(State or other jurisdiction         (Primary Standard        (I.R.S. Employer
     of incorporation           Industrial Classification    Identification No.)
     or organization)                  Code Number)


             7475 LUSK BOULEVARD, SAN DIEGO, CALIFORNIA 92121
                              (619) 457-2553
 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                              Cam L. Garner
             CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        DURA PHARMACEUTICALS, INC.
             7475 Lusk Boulevard, San Diego, California 92121
                              (619) 457-2553
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                              ________________

                                Copies to:

                             Faye H. Russell, Esq.
                          BROBECK, PHLEGER & HARRISON LLP
                        550 West "C" Street, Suite 1300
                          San Diego, California 92101
                                (619) 234-1966
                               ________________

         Approximate date of commencement of proposed sale to the public:
   As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                     CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Title of Securities           Proposed Maximum                   Amount of
to be Registered          Aggregate Offering Price(1)        Registration Fee(1)
-------------------------------------------------------------------------------
Common Stock, par value
$0.001 per share               $45,700,000                        $13,849

Common Stock, par value
$0.001 per share,
issuable upon exercise
of outstanding Series S
Warrants                       $96,039,871                        $28,332
-------------------------------------------------------------------------------
Total Registration Fee ...........................................$42,181(2)

(1) Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) and Rule 457(o) under the Securities Act of 1933.

(2) $13,849 of the above total registration fee was paid as of October 15, 1997, the date of the original filing.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

PROSPECTUS
----------





                              3,136,603 Shares


                         DURA PHARMACEUTICALS, INC.

                              Common Stock
                       par value $0.001 per share
                            ________________


  This Prospectus relates to the public offering, which is not being underwritten, of 3,136,603 shares (the "Shares") of the Common Stock, par value $0.001 per share (the "Common Stock"), of Dura Pharmaceuticals, Inc. ("Dura" or the "Company") which may be offered by certain stockholders of the Company (the "Selling Stockholders"). Of these 3,136,606 shares, 896,606 shares were issued by Dura (the "Option Shares") in connection with the exercise by Dura of its exclusive option (the "Purchase Option") to purchase all outstanding shares of the Callable Common Stock, par value $0.001 per share (the "Callable Common Stock"), of Spiros Development Corporation, a separately-owned Delaware corporation ("Spiros Corp."). An additional 2,239,997 shares (the "Warrant Shares") are issuable by Dura upon the exercise of outstanding Series S Warrants of the Company ("Series S Warrants"), originally issued by Dura in connection with a private placement on December 29, 1995. The Series S Warrants were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") provided by Section 4(2) thereof. The Warrant Shares are being registered by the Company pursuant to registration rights obligations with the respective Selling Stockholders. The Warrant Shares may be offered by current holders of the Series S Warrants who subsequently exercise their warrant to purchase Warrant Shares. See "Selling Stockholders."


  The sale of the Shares may be effected by the Selling Stockholders from time to time in transactions on the Nasdaq National Market ("Nasdaq"), in the over-the-counter market, in negotiated transactions or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they may sell as principals or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). See "Plan of Distribution."

  None of the proceeds from the sale of the Shares by the Selling Stockholders will be received by the Company. The Company has agreed, among other things, to bear certain expenses (other than underwriting discounts and commissions and brokerage commissions and fees) in connection with the registration and sale of the Shares being offered by the Selling Stockholders. See "Selling Stockholders."


  Dura Common Stock is traded on Nasdaq under the symbol "DURA." On December 17, 1997, the last sale price of Dura Common Stock as reported on Nasdaq was $43.63 per share.


  The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution."
                           ________________


   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
         SEE "RISK FACTORS" ON PAGES 4 TO 9 FOR A DISCUSSION
OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS
                 OF THE COMMON STOCK OFFERED HEREBY.

                           ________________

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
  REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           _______________


          The date of this Prospectus is December 18, 1997.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR BY ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT LAWFULLY BE MADE.


                         AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and at Citicorp Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511. Copies of such materials can also be obtained at prescribed rates at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock of the Company is traded on Nasdaq, and information concerning the Company can be inspected at the offices of Nasdaq Operations, 1745 K Street, N.W., Washington, D.C. 20006.

                     INFORMATION INCORPORATED BY REFERENCE


     The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus: (1) the Annual Report of the Company on Form 10-K, as amended, for the fiscal year ended December 31, 1996; (2) the Quarterly Reports of the Company on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997; (3) the Proxy Statement of the Company dated April 16, 1997 in connection with the Annual Meeting of Stockholders held on May 28, 1997; (4) the Current Reports of the Company on Form 8-K filed on May 22, 1997, October 10, 1997, as amended, October 24, 1997 and December 1, 1997; and (5) the description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed on July 22, 1997.


     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into any such document). Requests for such documents should be submitted in writing to Mitchell R. Woodbury, Senior Vice President and General Counsel, at Dura Pharmaceuticals, Inc., 7475 Lusk Boulevard, San Diego, California 92121 or by telephone at (619) 457-2553.

                               TRADEMARKS

     ENTEX-R-, NASAREL-R- and NASALIDE-R- are registered trademarks of the Company. The Company claims a common law trademark right to Spiros-TM-. Ceclor-R-CD and Keftab-R- are registered trademarks of Eli Lilly and Company. Spinhaler-R- is a registered trademark of Fisons Limited. Turbuhaler-R- is a registered trademark of Astra Pharmaceuticals. Rotohaler-TM- is a trademark of Glaxo Wellcome, Inc.

                                 THE COMPANY

GENERAL

     Dura is a specialty respiratory pharmaceutical and pulmonary drug delivery company. Dura is engaged in developing and marketing prescription pharmaceutical products for the treatment of asthma, hay fever, chronic obstructive pulmonary disease ("COPD"), the common cold and related respiratory ailments, and is developing a pulmonary drug delivery system. Dura has strategically focused on the U.S. respiratory market because of its size and growth opportunities. The estimated size of the target market for antihistamines, asthma/rhinitis therapies, cough/cold preparations and anti-infectives in 1996 was approximately $9.5 billion. The size and fragmented nature of the market and the identifiable base of physician prescribers allow Dura to achieve significant market penetration with a specialized sales force. Dura currently markets 31 prescription products. It also has a separate mail service pharmacy, Health Script Pharmacy Services, Inc. ("Health Script"), which dispenses respiratory pharmaceuticals.

     Dura employs a dual marketing strategy utilizing its focused field sales force of over 300 people and dedicated managed care sales and marketing and national account groups that cover managed care organizations and retail pharmacy chains. Dura's field sales force targets a physician base that includes approximately 80,000 U.S. allergists, ear, nose, and throat specialists, pulmonologists and a selected subset of pediatricians and generalist physicians, who Dura believes collectively write a significant portion of respiratory pharmaceutical prescriptions. Dura believes that its field sales force calls on approximately one-half of the target physician base. Its managed care sales and marketing group concentrates on sales to large regional and national managed care organizations. Dura expects to continue expanding both the field sales force and the managed care sales and marketing group as warranted by market opportunities.

     This marketing strategy has allowed Dura to leverage its distribution capabilities by acquiring the rights to market additional prescription pharmaceutical products through acquisition, in-license or co-promotion arrangements. Since 1992, Dura has acquired 19 products targeted at the U.S. respiratory market. In September 1996, Dura acquired from Eli Lilly and Company ("Lilly") exclusive U.S. marketing rights to the antibiotics Keftab-R- and Ceclor-R-CD. Dura began marketing Keftab in September 1996, and launched Ceclor CD in October 1996.


     In May 1997, Dura acquired from Syntex (USA) Inc. and other members of the Roche Group (collectively, "Syntex") the exclusive U.S. rights to the intranasal steroid products Nasarel-R- and Nasalide-R-. The U.S. market for intranasal steroids for the treatment of perennial and allergic rhinitis was approximately $700 million in 1996, and has averaged 24% growth over the last two years. Dura believes that this acquisition complements its strategy because the products fit within its respiratory focus while adding a new respiratory category, nasal steroids, to its product portfolio. In addition, Dura believes that it will be able to further leverage its field sales force by offering these new products to high-prescribing physicians during sales calls. A portion of the revenues from these products is being utilized to fund the expansion of Dura's existing field sales force.


     Another key component of Dura's strategy is to develop the Spiros-TM-pulmonary drug delivery system ("Spiros"). Spiros is being designed to aerosolize pharmaceuticals in dry powder formulations for delivery to the lungs while providing certain advantages over other currently-used methods of pulmonary drug delivery. The Company has a three-level development program for Spiros which entails (i) developing, on behalf of Spiros Development Corporation II, Inc. ("Spiros Corp. II"), certain drug compounds for use in Spiros, including in the near-term albuterol, beclomethasone and ipratropium, three of the pharmaceutical agents most frequently prescribed to treat respiratory conditions, (ii) licensing Spiros primarily to pharmaceutical companies, including Mitsubishi Chemical Corporation, Fujisawa
Pharmaceuticals Co., Ltd. and Trega Biosciences, Inc., generally for use with certain of their proprietary respiratory products, and (iii) developing Spiros, generally in collaboration with third parties, for the systemic delivery of compounds, including certain proteins and peptides, through the lungs for respiratory and non-respiratory indications as an alternative to current invasive delivery techniques.


     In March 1997, Dura completed patient dosing in long-term and short-term pivotal clinical trials. In November 1997, Dura announced, on behalf of Spiros Corp. II, that it had submitted a New Drug Application ("NDA") with the U.S. Food and Drug Administration ("FDA") for albuterol in the Spiros cassette system. The NDA includes the results of clinical trials that were designed to demonstrate comparability of the Spiros delivery system to a leading branded albuterol metered dose inhaler product. Three pivotal studies in addition to a number of dose finding and performance verification studies were conducted for the submission. Dura has also filed an Investigational New Drug ("IND") Application for U.S. studies on beclomethasone in the Spiros cassette system. In the first quarter of 1997, clinical trials of beclomethasone in the U.S. commenced under this IND Application. In addition, Dura has performed powder formulation work with the peptide drug salmon calcitonin which, in a clinical trial, demonstrated the ability to develop macromolecule aerosol powder formulation and achieved systemic delivery using the Spiros technology.

                              RECENT DEVELOPMENTS


     In the third quarter of 1997, Dura issued $287.5 million principal amount of 3-1/2% Convertible Subordinated Notes due 2002 (the "Notes"). Proceeds from the offering of the Notes are expected to be used for general corporate purposes, including (i) to acquire, in-license, co-promote, develop and commercialize pharmaceuticals targeted at Dura's physician base or in areas related or otherwise complementary to Dura's existing business; (ii) to fund product develop programs, including Spiros products; and (iii) for working capital and facilities expansion. To date, no proceeds from the Notes have been used. The Notes are convertible, at the option of the holder, into shares of the Company's Common Stock at any time prior to maturity or redemption at a conversion price of $50.635 per share, subject to adjustment under certain conditions. Interest is payable semi-annually on January 15 and July 15 of each year, commencing on January 15, 1998.


     On October 10, 1997, Dura and Spiros Corp. II filed a registration statement on Forms S-1/S-3 (No. 333-37673/37673-01) with the Commission. Such registration statement, as amended, covers a proposed public offering of 5,500,000 units (the "Units"), each Unit consisting of one share of the Callable Common Stock of Spiros Corp. II, par value $0.001 per share, and one warrant to purchase one-fourth of one share of Dura Common Stock.


     On October 21, 1997, Dura announced that it had signed a definitive merger agreement with Scandipharm, Inc. ("Scandipharm"). On December 1, 1997, Dura announced it had terminated the merger agreement with Scandipharm. Dura has been advised by counsel for Scandipharm that Scandipharm does not believe Dura has the right to terminate the merger agreement and that Scandipharm reserves all rights under such agreement. The merger agreement does not provide for any specific remedies or liquidated damages. Dura believes that any claims brought by Scandipharm arising from the merger agreement would be without merit; however, no assurance can be given that any damages awarded based upon such claims would not materially and adversely affect Dura's business or financial condition. Scandipharm is an Alabama-based distributor of pharmaceutical products for the treatment of cystic fibrosis, a fatal genetic disease affecting approximately 30,000 children and young adults.


     Dura was incorporated under the laws of California in 1981 and reincorporated in Delaware in 1997. The Company's principal executive offices are located at 7475 Lusk Boulevard, San Diego, California 92121. Its telephone number is (619) 457-2553.


                                  RISK FACTORS

    AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE PURCHASING THE COMMON STOCK OFFERED HEREBY.

REDUCTION IN GROSS MARGINS

     There is no proprietary protection for most of the products sold by the Company and substitutes for such products are sold by other pharmaceutical companies. The Company expects average selling prices for many of its products to decline over time due to competitive and reimbursement pressures. While the Company will seek to mitigate the effect of this decline in average selling prices, there can be no assurance that the Company will be successful in these efforts.

THIRD-PARTY REIMBURSEMENT; PRICING PRESSURES

     The Company's commercial success will depend in part on the availability of adequate reimbursement from third-party health care payers, such as government and private health insurers and managed care organizations. Third-party payers are increasingly challenging the pricing of medical products and services. There can be no assurance that reimbursement will be available to enable the Company to achieve market acceptance of its products or to maintain price levels sufficient to realize an appropriate return on the Company's investment in product acquisition, in-licensing and development. The market for the Company's products may be limited by actions of third-party payers.
For example, many managed health care organizations are now controlling the pharmaceuticals that are on their formulary lists. The resulting competition among pharmaceutical companies to place their products on these formulary lists has created a trend of downward pricing pressure in the industry. In addition, many managed care organizations are pursuing various ways to reduce pharmaceutical costs and are considering formulary contracts primarily with those pharmaceutical companies that can offer a full line of products for a given therapy sector or disease state. There can be no assurance that the Company's products will be included on the formulary lists of managed care organizations or that downward pricing pressure in the industry generally will not negatively impact the Company's operations.

DEPENDENCE ON ACQUISITION OF RIGHTS TO PHARMACEUTICAL PRODUCTS

     The Company's strategy for growth is dependent, in part, upon acquiring, in-licensing and co-promoting pharmaceuticals targeted primarily at allergists, ENTs, pulmonologists and a selected subset of pediatricians and generalist physicians. Other companies, including those with substantially greater resources, are competing with the Company for the rights to such products. There can be no assurance that the Company will be able to acquire, in-license or co-promote additional pharmaceuticals on acceptable terms, if at all. The failure of the Company to acquire, in-license, co-promote, develop or market commercially successful pharmaceuticals would have a material adverse effect on the Company. Furthermore, there can be no assurance that the Company, once it has obtained rights to a pharmaceutical product and committed to payment terms, will be able to generate sales sufficient to create a profit or otherwise avoid a loss.

DEVELOPMENT RISKS ASSOCIATED WITH SPIROS

     Spiros will require significant additional clinical studies and product development. There can be no assurance that development of Spiros will be completed successfully, that Spiros will not encounter problems in clinical trials that will cause the delay or suspension of such trials, that current or future testing will show Spiros to be safe or efficacious or that Spiros will receive regulatory approval. In addition, regulatory approvals will have to be obtained for each drug to be delivered through the use of Spiros prior to commercialization. Moreover, even if Spiros does receive regulatory approval, there can be no assurance that Spiros will be commercially successful, have all of the patent and other protections necessary to prevent competitors from producing similar products and not infringe on patent or other proprietary rights of third parties. The failure of Spiros to receive timely regulatory approval and achieve commercial success would have a material adverse effect on the Company.

RISKS ASSOCIATED WITH RECENT ACQUISITIONS

     In September 1996, the Company acquired from Lilly the exclusive U.S. rights to market and distribute Keftab and Ceclor CD and entered into a manufacturing agreement with Lilly which terminates in certain circumstances. In May 1997, the Company acquired from Syntex the exclusive U.S. rights to the intranasal steroid products Nasarel and Nasalide. Any interruption in the supply of these products due to regulatory or other causes could result in the inability of the Company to meet demand and could have a material adverse impact on the Company.

     The Company has limited experience in marketing antibiotic products, such as Keftab and Ceclor CD, and steroid products, such as Nasarel and Nasalide. Ceclor CD was not previously marketed to physicians prior to its October 1996 launch by the Company, and no assurance can be given that the Company will be able to continue to successfully compete with currently available products. Failure to successfully market and sell Keftab, Ceclor CD, Nasarel or Nasalide would have a material adverse effect on the Company's business, financial condition and results of operations.


     The Company has transferred a substantial portion of its recently acquired product rights to foreign subsidiaries. Risks inherent in having assets in foreign subsidiaries include those relating to political and economic instability and the burden of complying with a wide variety of complex foreign laws and treaties.


CUSTOMER CONCENTRATION; CONSOLIDATION OF DISTRIBUTION NETWORK

     The distribution network for pharmaceutical products has in recent years been subject to increasing consolidation. As a result, a few large wholesale distributors control a significant share of the market and the number of independent drug stores and small chains has decreased. Further consolidation among, or any financial difficulties of, distributors or retailers could result in the combination or elimination of warehouses thereby stimulating product returns to the Company. Further consolidation or financial difficulties could also cause customers to reduce their inventory levels, or otherwise reduce purchases of the Company's products which could result in a material adverse effect on the Company's business, financial condition or results of operations.


     The Company's principal customers are wholesale drug distributors and major drug store chains. For the first nine months of 1997, three wholesale customers individually accounted for 11% (McKesson Corporation), 11% (Cardinal Health, Inc.) and 10% (AmeriSource Corporation) of sales. For 1996, three wholesale customers individually accounted for 17% (McKesson Corporation), 14% (Bergen Brunswig Corporation) and 13% (Cardinal Health, Inc.) of sales. Two wholesale customers individually accounted for 16% and 11% of 1995 sales, and three wholesale customers individually accounted for 21%, 14% and 12% of 1994 sales. The loss of any of these customers could have a material adverse effect upon the Company's business, financial condition or results of operations.


SEASONALITY AND FLUCTUATING QUARTERLY RESULTS

     Historically, as a result of the winter cold and flu season, industry-wide demand for respiratory products has been stronger in the first and fourth quarters than in the second and third quarters of the year. In addition, variations in the timing and severity of the winter cold and flu season have influenced the Company's results of operations in the past. While the growth and productivity of the Company's sales force and the introduction by the Company of new products have historically mitigated the impact of seasonality on the Company's results of operations, recent product acquisitions by the Company, especially Keftab and Ceclor CD, which are used to treat respiratory infections, are likely to increase the impact of seasonality on the Company's results of operations. No assurances can be given that the Company's results of operations will not be materially adversely affected by the seasonality of product sales.

COMPETITION

     Many companies, including large pharmaceutical firms with financial and marketing resources and development capabilities substantially greater than those of the Company, are engaged in developing, marketing and selling products that compete with those offered or planned to be offered by the Company. The selling prices of such products typically decline as competition increases. Further, other products now in use or under development by others may be more effective than the Company's current or future products. The industry is characterized by rapid technological change, and competitors may develop their products more rapidly than the Company. Competitors may also be able to complete the regulatory process sooner, and therefore, may begin to market their products in advance of the Company's products. The Company believes that competition among both prescription pharmaceuticals and pulmonary drug delivery systems aimed at the respiratory infection, allergy, cough and cold, and asthma and COPD markets will be based on, among other things, product efficacy, safety, reliability, availability and price.

     There are at least 25 other companies in the U.S. that are currently engaged in developing, marketing and selling respiratory pharmaceuticals. Additionally, there are at least 10 companies currently involved in the development, marketing or sales of dry powder pulmonary drug delivery systems. There are two types of dry powder inhalers ("DPIs") currently in commercial use worldwide. In the U.S., only individual dose DPIs currently are marketed, including the Rotohaler-TM- (developed and marketed by Glaxo Wellcome, Inc.) and the Spinhaler-R- (developed and marketed by Fisons Limited). The Turbuhaler-R- (developed and marketed by Astra Pharmaceuticals), a multiple dose DPI, is the leading DPI in worldwide sales. In June 1997, the FDA approved the first Turbuhaler product, the Pulmicort Turbuhaler, for marketing in the United States.

DEPENDENCE ON THIRD PARTIES

     The Company's strategy for development and commercialization of certain of its products is dependent upon entering into various arrangements with corporate partners, licensors and others and upon the subsequent success of these partners, licensors and others in performing their obligations. There can be no assurance that the Company will be able to negotiate acceptable arrangements in the future or that such arrangements or its existing arrangements will be successful. In addition, partners, licensors and others may pursue alternative technologies or develop alternative compounds or drug delivery systems either on their own or in collaboration with others, including the Company's competitors. The Company has limited experience manufacturing products for commercial purposes and currently does not have the capability to manufacture its pharmaceutical products and therefore is dependent on contract manufacturers for the production of such products for development and commercial purposes. The manufacture of the Company's products is subject to current Good Manufacturing Practice ("cGMP") regulations prescribed by the FDA. The Company relies on a single manufacturer for each of its products. In the event that the Company is unable to obtain or retain third-party manufacturing, it may not be able to commercialize its products as planned. There can be no assurance that the Company will be able to continue to obtain adequate supplies of such products in a timely fashion at acceptable quality and prices. Also, there can be no assurance that the Company will be able to enter into agreements for the manufacture of future products with manufacturers whose facilities and procedures comply with cGMP and other regulatory requirements. The Company's current dependence upon others for the manufacture of its products may adversely affect future profit margins, if any, on the sale of those products and the Company's ability to develop and deliver products on a timely and competitive basis.


LIMITED MANUFACTURING EXPERIENCE AND RELIANCE ON THIRD PARTIES

     The Company's principal manufacturing facility is intended to be used to formulate, mill, blend and manufacture drugs to be used with Spiros, pending regulatory approval. The Company's manufacturing facility must be registered with and licensed by various regulatory authorities and must comply with cGMP requirements prescribed by the FDA and the State of California. The Company is currently expanding its facilities to provide additional manufacturing capabilities. The Company will need to significantly scale up its current manufacturing operations and comply with cGMPs and other regulations prescribed by various regulatory agencies in the United States and other countries to achieve the prescribed quality and required levels of production of such products and to obtain marketing approval. Any failure or significant delay in the validation of or obtaining a satisfactory regulatory inspection of the new facility or failure to successfully scale up could have a material adverse effect on the Company's ability to manufacture products in connection with Spiros. Dura intends to utilize third parties to produce components of and assemble the Spiros aerosol generator. Such third parties have only produced limited quantities of components and assembled generators and will be required to significantly scale up their activities. There can be no assurance that such third parties will be successful in completing these activities in a timely manner or can meet cGMP requirements. Any failure or delay in the scale up of aerosol generator manufacturing would have a material adverse effect on the ability of the Company to manufacture Spiros products.

MANAGING GROWTH OF BUSINESS

     The Company has experienced significant growth as total revenues increased 58% in fiscal 1995, 102% in fiscal 1996, and 102% for the first nine months of 1997, as compared to prior periods, primarily as a result of the acquisition or in-licensing of additional respiratory pharmaceutical products. During fiscal 1997, the Company executed an agreement relating to the acquisition of the rights to the Nasarel and Nasalide products. During fiscal 1996, the Company executed agreements relating to the acquisition of the rights to the Entex, Ceclor CD and Keftab products. During fiscal 1995, the Company executed three agreements relating to the acquisition, in-licensing and co-promotion of products and acquired Health Script. Due to the Company's emphasis on acquiring and in-licensing respiratory pharmaceutical products, the Company anticipates that the integration of the recently acquired businesses and products, as well as any future acquisitions, will require significant management attention and expansion of its sales force. The Company's ability to achieve and maintain profitability is based on management's ability to manage its changing business effectively.


UNCERTAINTY OF PROFITABILITY; NEED FOR ADDITIONAL FUNDS

     The Company has experienced significant operating losses in the past, and, at September 30, 1997, the Company's accumulated deficit was $49.6 million. Although the Company achieved profitability on an annual basis in 1996 and in the first nine months of 1997, there can be no assurance that revenue growth or profitability will continue on an annual or quarterly basis in the future. In addition, any exercise of the Purchase Option and the currently proposed $75.0 million contribution to Spiros Corp. II will result in significant, non-recurring charges to earnings in the period such transactions are completed. The acquisition and in-licensing of products, the expansion of the Company's sales force in response to acquisition and in-licensing of products, the maintenance of the Company's existing sales force, the upgrade and expansion of its facilities, continued pricing pressure and the exercise of the Purchase Option, as well as funds that the Company, at its option, may provide for Spiros development or to acquire Spiros technology, both internally and through Spiros Corp. II, will require the commitment of substantial capital resources and may also result in significant losses. Depending upon, among other things, the acquisition and in-licensing opportunities available, the Company may need to raise additional funds for these purposes. The Company may seek such additional funding through public and private financing, including equity or debt financing. Adequate funds for these purposes, whether through financial markets or from other sources, may not be available when needed or on terms acceptable to the Company. Insufficient funds may require the Company to delay, scale back or suspend some or all of its product acquisition and in-licensing programs, the upgrade and expansion of its facilities and further development of Spiros. The Company anticipates that its existing capital resources, together with cash expected to be generated from operations and available bank borrowings, should be sufficient to finance its current operations and working capital requirements through at least 12 months following the date of this prospectus.


GOVERNMENT REGULATION; NO ASSURANCE OF FDA APPROVAL

     Development, testing, manufacturing and marketing of pharmaceutical products, including drug delivery systems, are subject to extensive regulation by numerous governmental authorities in the U.S. and other countries. The process of obtaining FDA approval of pharmaceutical products and drug delivery systems is costly and time-consuming. Any new pharmaceutical product must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process mandated by the FDA. Such regulatory review includes the determination of manufacturing capability and product performance. Marketing of drug delivery systems also requires FDA approval, which can be costly and time consuming to obtain. The Company will need to obtain a separate regulatory approval for each Spiros drug delivery system. The Company expects to submit an abbreviated NDA called a 505(b)(2) application for the use of albuterol and other drugs with the Spiros system. No assurances can be given that all of the Company's drugs identified for development with Spiros will be suitable for, or approved under, abbreviated application procedures. Certain abbreviated application procedures have been the subject of petitions filed by brand name manufacturers which seek changes in the FDA's approval process for such abbreviated applications. These requested changes include, among other things, disallowance of the use by an applicant of an abbreviated application with data considered proprietary by the original manufacturer that was submitted to the FDA as part of an original NDA. The Company is unable to predict at this time whether the FDA will make any changes to its abbreviated application procedures as a result of such petitions or the effect that such changes or challenges may have on the Company. There can be no assurance that the pharmaceutical products currently in development, or those products acquired or in-licensed by the Company, will be approved by the FDA. In addition, there can be no assurance that all necessary approvals will be granted for future products or that FDA review or actions will not involve delays caused by the FDA's request for additional information or testing that could adversely affect the time to market and sale of the products. For both currently marketed and future products, failure to comply with applicable regulatory requirements can, among other things, result in the suspension of regulatory approval, as well as possible civil and criminal sanctions.

    The Company, on behalf of Spiros Corp. II, filed an NDA for an albuterol based product (the "Albuterol Product"), in November 1997. The FDA may determine to reject the Company's NDA at any time within 60 days of submission based on a determination that the NDA is incomplete or that additional information is required prior to consideration of the NDA. Prior to the FDA's approval of an Albuterol Product the Company will be required to complete an ongoing open label study with respect to the Albuterol Product. Since completion of the pivotal trials, the Company has made, and is proposing to make, a number of additional modifications to the Spiros system, some of which address problems encountered with the mechanical features of the Spiros delivery system during the pivotal trials. These changes are intended to improve the reliability, performance, manufacturability, and customer acceptance of the mechanical features of the Spiros delivery system. The Company expects that it will be required to complete testing and validation pursuant to cGMP requirements of the Spiros system as modified for commercial distribution, which could be costly and time-consuming. There can be no assurance that the FDA will not require the Company to undertake further laboratory testing, field testing and/or clinical studies in order to ensure the safety and effectiveness of the Albuterol Product intended to be commercialized by the Company and to ensure that it can be reliably manufactured. If a proposed change is deemed to be a major modification by the FDA, the Company could be required to repeat one or more of the clinical studies. Moreover, because of the time necessary to validate the changes to the Spiros system, there can be no assurance that the Company will be prepared for any FDA preapproval inspection of the Company's manufacturing facilities in a timely manner. If the Company is required to undertake additional laboratory testing and/or clinical studies or to postpone the preapproval inspection, or if the Company fails to complete the open label study in a timely manner, the Company could receive a non-approval letter and, in any event, there could be a substantial delay in completion of the approval process. FDA approval to market the Albuterol Product could take several months to several years, or approval may ultimately be denied.


     The FDA is required to conduct biennial inspections of drug manufacturing establishments. Since the NDA submission for the Albuterol Product is the Company's first for a Spiros product, the FDA will inspect the Company's manufacturing facility as part of the review process. The Company may also be subject to inspection by the State of California. There can be no assurance that the Company will be able to satisfy such inspections in a timely manner, if at all.


     In addition, changes in regulations could have a material adverse effect on the Company. The FDA is continuing an evaluation of the effectiveness of all drug products containing ingredients marketed prior to 1962 (the year of enactment of the "Drug Amendments of 1962" to the Federal Food, Drug and Cosmetic Act) as part of its Drug Efficacy Study Implementation ("DESI") program and will determine which drugs are considered "new drugs" requiring approval through a NDA for marketing. A Policy Guide (CPG 440.100) issued by the FDA indicates that the FDA will implement procedures to determine whether the new drug provisions are applicable to existing products. This Policy Guide requires that products covered by paragraph B not be similar or related to any drug included in the DESI program, or have a different formulation or conditions for use than products marketed before November 13, 1984. If a final determination is made that a particular drug requires an approved NDA, such approval will be required for marketing to continue. If such a determination is made, the FDA might impose various requirements; for example, it might require that the current product be the subject of an approved NDA, that the product be reformulated and an NDA approval be obtained, that the product must be sold on an over-the-counter basis rather than as a prescription drug or that the product must be removed from the market. The Company believes that nine of its prescription pharmaceutical products may be covered by paragraph B of the Policy Guide and is aware that one of its products may be considered to be similar or related to a DESI drug. Also, it is not aware of evidence to substantiate that three of its products have the same formulation or conditions for use as products marketed before November 13, 1984. There can be no assurance as to which regulatory course the FDA will follow, if any, with respect to many of the Company's pharmaceutical products or whether the Company will be able to obtain any approvals that the FDA may deem necessary. If any negative actions are taken by the FDA, such actions could have a material adverse effect on the Company's business. Health Script is subject to regulation by state regulatory authorities, principally state boards of pharmacy. In addition, Health Script is subject to regulation by other state and federal agencies with respect to reimbursement for prescription drug benefits provided to individuals covered primarily by publicly-funded programs.


PATENTS AND PROPRIETARY RIGHTS; UNPREDICTABILITY OF PATENT PROTECTION

     The Company's success will depend in part on its ability to obtain patents on current or future products or formulations, defend its patents, maintain trade secrets and operate without infringing upon the proprietary rights of others, both in the U.S. and abroad. However, only six of the pharmaceuticals currently marketed by the Company are covered by patents. The Company also has licenses or license rights to certain other U.S. and foreign patent and patent applications. There can be no assurance that patents, U.S. or foreign, will be obtained, or that, if issued or licensed to the Company, they will be enforceable or will provide substantial protection from competition or be of commercial benefit to the Company or that the Company will possess the financial resources necessary to enforce or defend any of its patent rights. Federal court decisions establishing legal standards for determining the validity and scope of patents in the field are in transition. There can be no assurance that the historical legal standards surrounding questions of validity and scope will continue to be applied or that current defenses as to issued patents in the field will offer protection in the future. The commercial success of the Company will also depend upon avoiding the infringement of patents issued to competitors and upon maintaining the technology licenses upon which certain of the Company's current products are, or any future products under development might be, based. Litigation, which could result in substantial cost to the Company, may be necessary to enforce the Company's patent and license rights or to determine the scope and validity of proprietary rights of third parties. If any of the Company's products are found to infringe upon patents or other rights owned by third parties, the Company could be required to obtain a license to continue to manufacture or market such products. There can be no assurance that licenses to such patent rights would be made available to the Company on commercially reasonable terms, if at all. If the Company does not obtain such licenses, it could encounter delays in marketing affected products while it attempts to design around such patents or it could find that the development, manufacture or sale of products requiring such licenses is not possible. The Company currently has certain licenses from third parties and in the future may require additional licenses from other parties to develop, manufacture and market commercially viable products effectively. There can be no assurance that such licenses will be obtainable on commercially reasonable terms, if at all, or that the patents underlying such licenses will be valid and enforceable.

PRODUCT LIABILITY AND RECALL

     The Company faces an inherent business risk of exposure to product liability claims in the event that the testing, manufacturing, marketing or use of its technologies or products is alleged to have resulted in adverse effects. Such risks will exist even with respect to those products that receive regulatory approval for commercial sale. While the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant product liability exposure. The Company currently has limited product liability insurance; however, there can be no assurance that the Company will be able to maintain such insurance, that such insurance can be maintained on acceptable terms or that the level or breadth of any insurance coverage will be sufficient to fully cover potential claims. There can be no assurance that adequate insurance coverage will be available in the future at acceptable costs, if at all, or that a product liability claim or recall would not materially and adversely affect the business or financial condition of the Company.

TERMINATION OF MERGER AGREEMENT WITH SCANDIPHARM, INC.

     On December 1, 1997, Dura announced it had terminated its merger agreement with Scandipharm. Dura has been advised by counsel for Scandipharm that Scandipharm does not believe Dura has the right to terminate such merger agreement and that Scandipharm reserves all rights under such agreement. The merger agreement does not provide for any specific remedies or liquidated damages. Dura believes that any claims brought by Scandipharm arising from the merger agreement would be without merit; however, no assurance can be given that any damages awarded based upon such claims would not materially and adversely affect Dura's business or financial condition.


ATTRACTION AND RETENTION OF KEY PERSONNEL

     The Company is highly dependent on the principal members of its scientific and management staff, the loss of whose services might impede the achievement of development objectives. No Dura employee, other than Mr. Garner and Mr. Kabakoff, is currently employed under an employment contract. Each of Mr. Garner and Mr. Kabakoff is employed under a letter agreement which is automatically extended for successive one-year periods. Pursuant to their respective letter agreements, each of Mr. Garner and Mr. Kabakoff is entitled to six months of base salary if their employment is terminated without cause (nine months in the event their employment is terminated in connection with a change in control of Dura). Recruiting and retaining management and operational personnel and qualified scientific personnel to perform research and development work will also be critical to the Company's success. Although the Company believes that it is adequately staffed in key positions and that it will be successful in attracting and retaining skilled and experienced management, operational and scientific personnel, there can be no assurance that the Company will be able to attract and retain such personnel on acceptable terms given the competition among numerous pharmaceutical companies, universities and research institutions for such personnel. The loss of the services of key scientific, technical and management personnel could have a material adverse effect on the Company, especially in light of the Company's recent significant growth.


ABILITY TO SERVICE INDEBTEDNESS

     In the third quarter of 1997, the Company issued $287.5 million principal amount of 3-1/2% Convertible Subordinated Notes due 2002. There can be no assurance that the Company will have the necessary funds available to pay the interest on the principal of the above Notes or that such Notes will be able to be refinanced. Any inability to service the obligation in respect to such Notes could have a material adverse effect on the Company and the market value of the Common Stock.

CHANGE IN CONTROL

     Certain provisions of the Company's charter documents and terms relating to the acceleration of the exercisability of certain warrants and options relating to the purchase of such securities by the Company in the event of a change in control may have the effect of delaying, deferring or preventing a change in control of the Company, thereby possibly depriving stockholders of receiving a premium for their shares of the Common Stock. In addition, upon certain circumstances resulting in a change in control under the terms of the Notes ("Change of Control"), the Company will be required to offer to purchase for cash all of the outstanding Notes at a purchase price of 100% of the principal amount thereof, plus accrued but unpaid interest through a date that is 30 business days after the Company's notice of the occurrence of such Change of Control. This Change in Control purchase feature of the Notes may in certain circumstances have an anti-takeover effect. If a Change in Control were to occur, there can be no assurance that the Company would have sufficient funds to repurchase all Notes tendered by the holders thereof and to repay other indebtedness that may become due as a result of any Change in Control.

VOLATILITY OF COMPANY STOCK PRICE

     The market prices for securities of emerging companies, including the Company, have historically been highly volatile. Future announcements concerning the Company or its competitors may have a significant impact on the market price of the Common Stock. Such announcements might include financial results, the results of testing, technological innovations, new commercial products, changes to government regulations, government decisions on commercialization of products, developments concerning proprietary rights, litigation or public concern as to safety of the Company's products.

ABSENCE OF DIVIDENDS

     The Company has never paid any cash dividends on its Common Stock. In accordance with a bank loan agreement, the Company is prohibited from paying cash dividends without prior bank approval. The Company currently anticipates that it will retain all available funds for use in its business and does not expect to pay any cash dividends in the foreseeable future.

FORWARD-LOOKING STATEMENTS

     Prospective investors are cautioned that the statements in this Prospectus that are not descriptions of historical facts may be forward-looking statements that are subject to risks and uncertainties. Actual results in the future could differ materially from those currently anticipated due to a number of factors, including those identified under "Risk Factors" and elsewhere in this Prospectus or documents incorporated by reference herein.

                           SELLING STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of November 6, 1997 including where indicated, the shares issuable upon exercise of the Series S Warrants by each Selling Stockholder plus the Option Shares acquired by each of the Selling Stockholders as a result of Dura's exercise of the Purchase Option. Except as otherwise indicated in this Prospectus, none of the Selling Stockholders has had a material relationship with the Company within the past three years other than as a result of the ownership of the Shares or other securities of the Company. The numbers set forth in the column "Number of Shares Being Offered" below constitute all of the Shares that each Selling Stockholder may distribute in the offering; however, there are currently no agreements, arrangements or understandings with respect to the sale of any of the Shares and the table below assumes the sale of all Shares held by each Selling Stockholder. The Shares are being registered to permit public secondary trading of the Shares, and the Selling Stockholders may offer the Shares for resale from time to time. See "Plan of Distribution."



     The Option Shares being offered by the Selling Stockholders are those acquired from the Company as a result of the Company's exercise of its Purchase Option to acquire all of the Callable Common Stock of Spiros Corp. The Company gave notice of its intent to exercise the Purchase Option on November 6, 1997, subject to certain conditions. The Callable Common Stock was originally issued to the Selling Stockholders in a private placement transaction pursuant to a Purchase Agreement dated as of December 29, 1995 (the "Agreement"). The Company, in conjunction with Spiros Corp., sold 933,334 Units at a purchase price of $30 per Unit. Each Unit consists of one share of Callable Common Stock and one Series S Warrant. The Series S Warrants are exercisable for 2.4 shares of Dura Common Stock at an exercise price of $19.47 per share.


     Pursuant to the terms of its Purchase Option, the Company had the ability to elect to issue the Option Shares in payment of the Purchase Option exercise price. The aggregate number of Option Shares delivered to each Selling Stockholder in payment of the Purchase Option exercise price was determined by multiplying the total number of shares of Callable Common Stock held by such Selling Stockholder by a fraction, the numerator of which is $46.88 and the denominator of which is $48.80, the average daily closing price of the Company's Common Stock as reported on Nasdaq for the 20 trading days immediately preceding the date of Dura's notice to the Selling Stockholders of its intent to exercise the Purchase Option. Domain Partners III, L.P., is distributing the 92,853 shares it will receive upon exercise of the Purchase Option directly to its limited partners, and the limited partners are included herein as Selling Stockholders.



     Pursuant to the Agreement, the Company agreed that in the event it elected to issue the Option Shares in payment of the Purchase Option exercise price, it would file with the Commission a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the Option Shares. The Warrant Shares being offered by the Selling Stockholders will be received by such Selling Stockholders upon exercise of the Series S Warrants. Pursuant to that certain Investors' Rights Agreement dated December 29, 1995, the Company has agreed, among other things, to bear certain expenses in connection with the registration and sale of the Warrant Shares being offered by the Selling Stockholders. The Company also agreed to file with the Commission a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the Warrant Shares. The Shares may be resold by the Selling Stockholders from time to time at prevailing prices on Nasdaq, in the over-the-counter market, in privately-negotiated transactions or a combination of such methods. The Company has also agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until all Option Shares offered hereby have been sold pursuant hereto or, with respect to the Warrant Shares, until such Warrant Shares are no longer, by reason of Rule 144 under the Securities Act or any other rule of similar effect, required to be registered for the sale thereof by the Selling Stockholders.

                                                            Shares Beneficially      Number of          Shares Beneficially
                                                                Owned Prior         Shares Being               Owned
Names and Addresses                                          to Offering (1)(2)       Offered          After Offering (1)(2)
-------------------                                       -----------------------   ------------     -------------------------
                                                          Number          Percent                    Number            Percent
                                                          ------          -------                    ------            -------
Abydos & Co. (3)                                         336,065              *%       336,065              0              0
 c/o G.T. Capital Management
 50 California Street, 27th Floor
 San Francisco, CA  94111
American Bible Society                                       929              *%           929              0              0
  1865 Broadway
  New York, NY 10023
The Charles Schwab Trust Company,                         56,011              *%        56,011              0              0
 Trustee for the Dura Pharmaceuticals, Inc.
 Deferred Compensation Plan (4)
 1 Montgomery Street, 7th Floor
 San Francisco, California 94104
Colgate University                                         2,228              *%         2,228              0              0
  c/o Chase Manhattan Bank
  770 Broadway, 10th Floor
  New York, NY 10003-9598
Crossroads Constitution Limited Partnership                3,714              *%         3,714              0              0
  c/o Bigler Investment Management
  190 Farmington Avenue
  Farmington, CT 06032
DP III Associates, L.P. (5)                               11,237              *%        11,237              0              0
 c/o Domain Associates
 One Palmer Square
 Princeton, New Jersey 08542
Domain Partners III, LLP (6)                             231,974              *%       231,974              0              0
 c/o Domain Associates
 One Palmer Square
 Princeton, New Jersey 08542
Elan International Services Limited (7)                2,334,241            5.0%     1,120,217      1,214,024            2.6%
 102 St. James Court
 Flatts, Smiths, FL04
 Bermuda
Employees Retirement Plan of                               1,486              *%         1,486              0              0
Duke University
  c/o Duke Management Company
  2200 West Main Street, Suite 1000
  Durham, NC 27705
Endowment Venture Partners II, L.P.                        7,428              *%         7,428              0              0
  c/o Mellon Securities Trust Co.
  120 Broadway, 13th Floor
  Suite 1350
  New York, NY 10271
547 Partners                                                 371              *%           371              0              0
 71 Rowayton Avenue
 Five Mile Landing
 Rowayton, CT 06853
The Ford Foundation                                        7,428              *%         7,428              0              0
  c/o The Northern Trust
  50 South LaSalle Street
  Chicago, IL 60675
The Global Health Sciences Fund (8)                      224,044              *%       224,044              0              0
 c/o Invesco Trust Company
 7800 East Union Avenue, Suite 800
 Denver, Colorado 80237


                                                            Shares Beneficially       Number of        Shares Beneficially
                                                                Owned Prior         Shares Being              Owned
Names and Addresses                                          to Offering (1)(2)        Offered          After Offering (1)(2)
-------------------                                       -----------------------   ------------     -------------------------
                                                          Number          Percent                    Number            Percent
                                                          ------          -------                    ------            -------
Gothic Corporation
  c/o Duke Management Company                              4,457              *%         4,457              0              0
  2200 West Main Street, Suite 1000
  Durham, NC 27705
H&Q Healthcare Investors (9)                             204,028              *%       154,028         50,000              *%
 c/o Hambrecht & Quist Capital Management, Inc.
 50 Rowes Wharf
 Boston, MA  02110-3328
H&Q Life Sciences Investors (10)                         126,024              *%       126,024              0              0
 c/o Hambrecht & Quist Capital Management, Inc.
 50 Rowes Wharf
 Boston, Massachusetts  02110-3328
Hancock Venture Partners IV-Partnership Fund L.P.          5,200              *%         5,200              0              0
  c/o HarbourVest Partners, LLC
  One Financial Center
  44th Floor
  Boston, MA 02111
Iowa Public Employees Retirement System                    3,714              *%         3,714              0              0
  c/o Mellon Securities Trust Co.
  120 Broadway, 13th Floor
  New York, NY  10271
Knotty & Co.                                               7,428              *%         7,428              0              0
  c/o State Street Bank and Trust Co.
  225 Franklin Street
  Incoming Securities
  Concourse Level
  Boston, MA 0,2101
Leeway & Co.                                              11,143              *%        11,143              0              0
  c/o State Street Bank & Trust Co.
  Master Trust Division-W6C
  One Enterprise Drive
  North Quincy, MA  02171
Mellon Bank, N.A. as Trustee for                           7,428              *%         7,428              0              0
First Plaza Group Trust
 Securities Teller Window
 120 Broadway, 13th Floor
 New York, NY 10271
Mellon Bank, N.A., as Trustee for                          3,714              *%         3,714              0              0
NYNEX Master Pension Trust as Directed
by Bell Atlantic Asset Management Group
 c/o Mellon Securities Trust Co.
 120 Broadway, 33rd Floor
 New York, NY  10271
Nassau Capital Funds, L.P.                                 5,943              *%         5,943              0              0
 22 Chambers Street
 Princeton, NJ 08542
New Enterprise Associates VI, Limited Partnership (11)   224,044              *%       224,044              0              0
 1119 St. Paul Street
 Baltimore, Maryland 21202
Old Court Limited (12)                                   708,042           1.6%        336,065        371,977              *%
 P.O. Box 58
 St. Peter Port
 Guernsey, Channel Islands


                                                            Shares Beneficially       Number of        Shares Beneficially
                                                                Owned Prior         Shares Being              Owned
Names and Addresses                                          to Offering (1)(2)        Offered          After Offering (1)(2)
-------------------                                       -----------------------   ------------     -------------------------
                                                          Number          Percent                    Number            Percent
                                                          ------          -------                    ------            -------
One Palmer Square Associates III, L.P.                       929              *%           929              0              0
 c/o Domain Associates
 One Palmer Square
 Princeton, NJ 08542
Rush & Co. (13)                                           58,868              *%        45,368         13,500              *%
 P.O. Box 61
 Wall Street Station
 New York, NY  10005
S-E-Bankens Lakemedelsfonden, Stockholm (14)             122,663              *%       122,663              0              0
 Regeringsgatan 45
 ST R2
 S 106 40 Stockholm, Sweden
Sofinov Societe Financiere                                 3,714              *%         3,714              0              0
D'Innovation Inc.
 1981 McGill College Avenue
 Montreal (Quebec)
 H3A 3C7 CANADA
Stanford University                                        3,714              *%         3,714              0              0
 c/o Stanford Management Co.
 2770 Sand Hill Road
 Menlo Park, CA 94025
University of Notre Dame                                   4,457              *%         4,457              0              0
 c/o Mellon Securities Trust Co.
 120 Broadway, 13th Floor
 New York, NY 10271
University of Southern California                          2,971              *%         2,971              0              0
 c/o BNY Western Trust
 700 South Flower Street, 2nd Floor
 Los Angeles, CA 90017
Utah State Retirement Fund                                 3,714              *%         3,714              0              0
 c/o Abbott Capital Management, LLC
 1330 Avenue of the Americas, Suite 2800
 New York, NY 10019-5422
Funds managed by
Weiss Peck & Greer, LLC (15)                             357,310              *%        56,010        301,300              *%
 One New York Plaza, 30th Floor
 New York, New York  10004-1950
The Young Men's Christian                                    743              *%           743              0              0
Association Retirement Fund
 c/o Northern Trust Chicago
 801 South Canal Street
 Chicago, IL 60607



*    Less than 1%.
(1) Unless otherwise indicated, the persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned. Unless otherwise indicated, share ownership in each case includes shares issuable upon exercise of certain of the options and warrants as described in the footnotes below.
(2) Percentage of ownership is calculated pursuant to SEC Rule 13d-3(d)(1), where applicable; however, all of the 896,606 Option Shares acquired by the Selling Stockholders as a result of the Purchase Option exercise and offered hereby have been included and are deemed outstanding as of the date hereof in calculating all ownership percentages.
(3)  Includes 240,000 shares issuable upon exercise of the Series S Warrants.
(4)  Includes 40,000 shares issuable upon exercise of the Series S Warrants.
(5)  Includes 8,025 shares issuable upon exercise of the Series S Warrants.
(6)  Includes 231,974 shares issuable upon exercise of the Series S Warrants.
(7) Shares beneficially owned as of November 17, 1997 and include 799,999 shares issuable upon exercise of Series S Warrants.
(8)  Includes 160,000 shares issuable upon exercise of the Series S Warrants.
(9)  Includes 109,999 shares issuable upon exercise of the Series S Warrants.
(10) Includes 90,000 shares issuable upon exercise of the Series S Warrants.
(11) Includes 160,000 shares issuable upon exercise of the Series S Warrants.
(12) Includes 240,000 shares issuable upon exercise of the Series S Warrants.
(13) Includes 32,400 shares issuable upon exercise of the Series S Warrants.
(14) Includes 87,600 shares issuable upon exercise of the Series S Warrants.
(15) Shares beneficially owned are reported as of November 25, 1997, and include (a) 108,800 shares held by Weiss, Peck & Greer, a Delaware limited liability company ("WPG"), (b) 12,500 shares, 56,000 shares issuable upon exercise of a Series W Warrant, and 16,000 shares issuable upon the exercise of a Series S Warrant held by WPG Institutional Life Sciences Fund L.P., and (c) 40,000 shares, 84,000 shares issuable upon exercise of a Series W Warrant, and 24,000 shares issuable upon the exercise of a Series S Warrant held by WPG Life Sciences Fund L.P. WPG Life Sciences Fund L.P. and WPG Institutional Life Sciences Fund L.P.
     are limited partnerships, the general partner of which is WPG. WPG disclaims beneficial ownership of the above-described shares.


                               ISSUANCE OF SHARES

     The Option Shares were issued in connection with the exercise by Dura of its Purchase Option. The Company will not receive any proceeds from the issuance of the Option Shares. The Warrant Shares are issuable upon exercise of the Series S Warrants. To date, no Series S Warrants have been exercised. The aggregate proceeds that the Company could receive upon exercise of the Series S Warrants is $43,612,741. The Company intends to use any such proceeds for general corporate purposes, including working capital.


                              PLAN OF DISTRIBUTION

     The Shares offered hereunder may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. The Company will receive no proceeds from the sale of any of the Shares. Such sales may be made on Nasdaq or in the over-the-counter market or otherwise, at prices and on terms then prevailing or related to the then-current market price, or in negotiated transactions. The Shares may be sold to or through one or more broker-dealers, acting as agent or principal, in underwritten offerings, block trades, agency placements, exchange distributions, brokerage transactions or otherwise, or in any combination of transactions.

     At the time a particular offer of Shares is made, to the extent required, a supplemental Prospectus will be distributed which will set forth the number of shares being offered and the terms of the offering including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for the Shares purchased from the Selling Stockholders, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, concessions or commissions allowed or reallowed or paid to dealers.

     In connection with any transaction involving the Shares, broker-dealers or others may receive from the Selling Stockholders, and may in turn pay to other broker-dealers or others, compensation in the form of commissions, discounts or concessions in amounts to be negotiated at the time (which compensation may be in excess of customary commissions). Broker-dealers and any other persons participating in a distribution of the Shares may be deemed to be "underwriters" within the meaning of the Act in connection with such distribution, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Act.

     Any or all of the sales or other transactions involving the Shares described above, whether effected by the Selling Stockholders, any broker-dealer or others, may be made pursuant to this prospectus. In addition, any Shares that qualify for sale pursuant to Rule 144 under the Act may be sold under rule 144 rather than pursuant to this prospectus.

     In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock of the Company for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Stockholders.

     All costs associated with this offering will be paid by the Company.

     The Company and the Selling Stockholders may agree to indemnify certain persons, including broker-dealers or others, against certain liabilities in connection with any offering of the Shares, including liabilities under the Securities Act.

                                   LEGAL MATTERS

     The validity of the Shares offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, San Diego, California.


                                     EXPERTS

     The financial statements of the Company incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


     The financial statements of Spiros Development Corporation as of December 31, 1995 and 1996 and for the periods then ended incorporated in this Prospectus by reference from the Company's Current Report on Form 8-K filed on October 10, 1997, as amended, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                          DURA PHARMACEUTICALS, INC.

                             TABLE OF CONTENTS



                                                               PAGE


AVAILABLE INFORMATION                                             2

INFORMATION INCORPORATED BY REFERENCE                             2

THE COMPANY                                                       3

RISK FACTORS                                                      4

SELLING STOCKHOLDERS                                             10

ISSUANCE OF SHARES                                               13

PLAN OF DISTRIBUTION                                             13

LEGAL MATTERS                                                    14

EXPERTS                                                          14

                                    PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth all expenses, other than underwriting discounts and commissions, payable by Dura in connection with the registration, issuance and distribution of the securities being registered hereby. All the amounts shown are estimates, except for the registration fee.

              Registration fee                                     $42,181
              Legal fees and expenses                               12,000
              Accounting fees and expenses                           7,000
              Printing and engraving expenses                        1,500
              Miscellaneous expenses                                 2,651
                                                                   -------
                Total                                              $65,332
                                                                   -------
                                                                   -------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     (a) Section 145 of the Delaware General Corporation Law permits indemnification of Dura's officers and directors under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation, like Dura, has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation Law.

        (b) Dura's Bylaws (Article VII, Section (1)) provides that Dura shall indemnify its directors and executive officers to the fullest extent not prohibited by Delaware General Corporation Law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or executive officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of Dura (or was serving at Dura's request as a director or officer of another corporation) shall be paid by Dura in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by Dura as authorized by the relevant section of the Delaware General Corporation Law.

        (c) As permitted by Section 102(b)(7) of the Delaware General Corporation Law, Article V, Section (A) of Dura's Certificate of Incorporation provides that a director of Dura shall not be personally liable for monetary damages for breach of his or her fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Dura or its stockholders, (ii) for acts or omissions not in good faith or acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived any improper personal benefit.

        (d) Dura has entered into indemnification agreements with each of its directors and executive officers, effective upon its reincorporation in July 1997.

        (e) There is directors and officers liability insurance now in effect which insures Dura's directors and officers.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

 Exhibits.

EXHIBIT
NUMBER
   5.1 Opinion of Brobeck, Phleger & Harrison with respect to the Common Stock being registered.

  23.1 Consent of Brobeck, Phleger & Harrison (contained in their opinion filed as Exhibit 5.1).

  23.2    Independent Auditors' Consent, Deloitte & Touche LLP.

 *24.1    Power of Attorney.

**99.1 Purchase Agreement, dated December 29, 1995, among the Company, Spiros Corp. and the purchasers of the Callable Common Stock of Spiros Corp.
____________________________
 *  Previously Filed.
** Previously filed, and incorporated herein by reference, in the Company's Current Report on Form 8-K filed January 9, 1996, as amended.


ITEM 17. UNDERTAKINGS.

 The undersigned Registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

   The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                               SIGNATURES


 PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, DURA PHARMACEUTICALS, INC. CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SAN DIEGO, COUNTY OF SAN DIEGO, STATE OF CALIFORNIA, ON THE 18th DAY OF DECEMBER, 1997.


                               DURA PHARMACEUTICALS, INC.

                               By: /s/ CAM L. GARNER
                                   -----------------
                                    CAM L. GARNER
                                    CHAIRMAN, PRESIDENT AND
                                    CHIEF EXECUTIVE OFFICER




 PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



    Signature                                   Title                                           Date
    ---------                                   -----                                           ----

/s/ CAM L. GARNER                  Chairman, President and Chief Executive                December 18, 1997
-----------------                  Officer (Principal Executive Officer)
CAM L. GARNER

/s/ JAMES W. NEWMAN                Senior Vice President, Finance and                     December 18, 1997
-------------------                Administration, and Chief Financial Officer
JAMES W. NEWMAN                    (Principal Financial and Accounting Officer)


/s/ DAVID S. KABAKOFF              Executive Vice President and Director                  December 18, 1997
---------------------
DAVID S. KABAKOFF

       *                           Senior Vice President, Sales and Marketing,            December 18, 1997
-------------------                and Director
WALTER F. SPATH

       *                           Director                                               December 18, 1997
------------------
JAMES C. BLAIR

       *                           Director                                               December 18, 1997
---------------------
HERBERT J. CONRAD

       *                           Director                                               December 18, 1997
-----------------------
JOSEPH C. COOK, JR.

       *                           Director                                               December 18, 1997
-----------------
DAVID F. HALE

       *                           Director                                               December 18, 1997
----------------------
GORDON V. RAMSEIER

       *                           Director                                               December 18, 1997
--------------------
CHARLES G. SMITH

*/s/ Cam L. Garner
--------------------
By: Cam L. Garner, Attorney-in-Fact

                        SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C.  20549


                                     EXHIBITS

                                         TO

                         REGISTRATION STATEMENT ON FORM S-3

                                       UNDER

                             THE SECURITIES ACT OF 1933


                             DURA PHARMACEUTICALS, INC.

                                   EXHIBIT INDEX

Exhibit
Number       Exhibit
-------      -------
   5.1 Opinion of Brobeck, Phleger & Harrison with respect to the Common Stock being registered.

  23.1        Consent of Brobeck, Phleger & Harrison (included in Exhibit 5.1).

  23.2        Independent Auditors' Consent, Deloitte & Touche LLP.

 *24.1        Power of Attorney.

**99.1 Purchase Agreement dated as of December 29, 1995, among the Company, Spiros Corp. and the purchasers of the Callable Common Stock of Spiros Corp.
____________________________
 *  Previously Filed.
** Previously filed, and incorporated herein by reference, in the Company's Current Report on Form 8-K filed January 9, 1996, as amended.